SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a – 16 OR 15d – 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011

Commission File No. 0-53646

Eagleford Energy Inc.
(Registrant’s name) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

1.           Eagleford Energy Inc. Notice of Annual and Special Meeting, as filed on Sedar on January 13, 2011.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: January 13, 2011	EAGLEFORD ENERGY INC.

	By:	/s/ James Cassina
Name: James Cassina
Title: President

ITEM 1

Equity Financial Trust Company	200 University Avenue, Suite 400
Toronto, Ontario, M5H 4H1
T 416.361.0152 F 416.361.0470

VIA ELECTRONIC TRANSMISSION

January 11, 2011

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	EAGLEFORD ENERGY INC.
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the Annual & Special Meeting of Securityholders for EAGLEFORD ENERGY INC.

1.	ISIN:	CA27004B1040
	CUSIP:	27004B104

2.	Date Fixed for the Meeting:	February 24, 2011

3.	Record Date For Notice:	January 24, 2011

4.	Record Date For Voting:	January 24, 2011

5.	Beneficial Ownership Determination Date:	January 24, 2011

6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	Common Shares

7.	Classes of Series of Securities that entitle the holder to vote at the meeting:	Common Shares

8.	Business to be conducted at the meeting:	Annual Special

Yours Truly,
EQUITY FINANCIAL TRUST COMPANY

/s/   Lori Thompson
Senior Manager, Client Relations
Telephone: 416-361-0930 ext.243
lthompson@equityfinancialtrust.com
 c.c. Melissa De Buono, Administrator, Client Relations